FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of March 2006

Commission File Number: 333-13580

Teléfonos de México, S.A. de C.V. (Exact Name of the Registrant as Specified in the Charter)
Telephones of Mexico (Translation of Registrant's Name into English)
Parque Vía 190 Colonia Cuauhtémoc México City 06599, México, D.F. (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F....Ö ......Form 40-F.........

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No...Ö ...

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

TELEFONOS DE MEXICO, S.A. DE C.V.

March 03, 2006

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Re: Capital Stock movements of Telefonos de Mexico, S.A. de C.V.

Pursuant to the Mexican "Circular Unica de Emisoras" we hereby inform you about the movements during February 2006.
EXCHANGES:
Series "A" to "L"	976,404

Series "AA" to "L"

Series "L"

BUYBACK:
Shares Series "A"	154,900
Shares Series "L"	178,600,100

Based on this information, the structure of the Telmex's Capital Stock regarding the Outstanding shares at the end of this period is:

SERIES	OUTSTANDING SHARES	% OF THE TOTAL OUTSTANDING SHARES

"AA"	8,114,596,082	37.46
"A"	473,491,552	2.19
"L"	13,075,231,436	60.35

TOTAL	21,663,319,070	100.00

TELEFONOS DE MEXICO, S.A. DE C.V.

March 03, 2006

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on November 09, 2005 and at the general meetings of shareholders on November 28, 2005, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on March 03, 2006 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V.10,000,000, class "L" shares of Telmex at an aggregate price of P.122,054,416.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to Title 6th, Art. 56, Section VI of "Circular Unica de Emisoras", the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A. DE C.V.

March 02, 2006

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on November 09, 2005 and at the general meetings of shareholders on November 28, 2005, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on March 02, 2006 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V.10,000,000, class "L" shares of Telmex at an aggregate price of P.120,730,224.00 and 3,400 class "A" shares of Telmex at an aggregate price of P.40,400.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to Title 6th, Art. 56, Section VI of "Circular Unica de Emisoras", the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A. DE C.V.

March 1st 2006

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on November 09, 2005 and at the general meetings of shareholders on November 28, 2005, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on March 1st 2006 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V.10,000,000, class "L" shares of Telmex at an aggregate price of P.119,732,249.00 and 14,400 class "A" shares of Telmex at an aggregate price of P.170,732.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to Title 6th, Art. 56, Section VI of "Circular Unica de Emisoras", the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A. DE C.V.

February 28, 2006

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on November 09, 2005 and at the general meetings of shareholders on November 28, 2005, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on February 28, 2006 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V.10,000,000, class "L" shares of Telmex at an aggregate price of P.117,020,336.00 and 18,200 class "A" shares of Telmex at an aggregate price of P.212,740.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to Title 6th, Art. 56, Section VI of "Circular Unica de Emisoras", the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

TELEFONOS DE MEXICO, S.A. DE C.V.

February 27, 2006

COPY OF INFORMATION SENT TO:

Bolsa Mexicana de Valores, S.A. de C.V. and

National Banking and Securities Commission

Through the electronic system "EMISNET"

Re: Purchase of Shares of Telefonos de Mexico, S.A. de C.V.

On behalf of Telefonos de Mexico, S.A. de C.V. ("Telmex"), and in accordance with the resolutions adopted to such effect by the Board of Directors of Telmex at a meeting held on November 09, 2005 and at the general meetings of shareholders on November 28, 2005, this is to inform you that, pursuant to the terms of the first section of Article 14 Bis of the Securities Exchange Law and the applicable provisions of "Circular Unica de Emisoras" issued by the National Banking and Securities Commission, Telmex on February 27, 2006 acquired through market value purchases on the Bolsa Mexicana de Valores, S.A. de C.V.8,900,100, class "L" shares of Telmex at an aggregate price of P.104,850,963.00.

This purchase was effected through Inversora Bursatil, S.A. de C.V., Casa de Bolsa Grupo Financiero Inbursa.

Pursuant to Title 6th, Art. 56, Section VI of "Circular Unica de Emisoras", the Bolsa Mexicana de Valores, S.A. de C.V. will notify public investors, by means of the Boletin Bursatil, the information contained herein.

Sincerely,

Adolfo Cerezo Perez

Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 03,2006	TELÉFONOS DE MÉXICO, S.A. DE C.V. By: __________________ Name: Adolfo Cerezo Pérez Title: Chief Financial Officer

Ref: Teléfonos de México, S.A. de C.V. Buyback from February 27 to March 3, 2006.